Primerica, Inc.

3120 Breckinridge Boulevard

Duluth, Georgia 30099

February 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Primerica, Inc. has made disclosure pursuant to such provision in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 27, 2013. This disclosure can be found under Item 9B — Other Information.

Very Truly Yours,

Primerica, Inc.

By:	/s/ Peter W. Schneider
Name:	Peter W. Schneider
Title:	Executive Vice President and General Counsel